January 3, 2012

BY FAX AND EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, DC  20549-7010
USA

Andrew Mew

Accounting Branch Chief

Dear Sirs:
Re: General Metals Corporation Item 4.01 Form 8-K Filed December 19, 2011 File No. 000-30230

In connection with your comment letter dated December 19, 2011, General Metals Corporation (the “Company”) acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GENERAL METALS CORPORATION

Per:           /s/ Daniel J. Forbush

 Daniel J. Forbush, CPA
 President, CEO and CFO